SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hot Topic, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

441339108
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 441339108	13G/A	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,752,605 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,752,605 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,752,605 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 441339108	13G/A	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 95,395 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 95,395 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,395 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 441339108	13G/A	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,848,000 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,848,000 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,848,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
12	TYPE OF REPORTING PERSON PN; IA

CUSIP No. 441339108	13G/A	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,848,000 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,848,000 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,848,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 441339108	13G/A	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,848,000 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,848,000 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,848,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 441339108	13G/A	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,848,000 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,848,000 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,848,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 441339108	13G/A	Page 8 of 11 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13G filed with the Securities and Exchange Commission on February 14, 2012 (the "Original Schedule 13G" and together with this Amendment No. 1, the "Schedule 13G") with respect to the common stock, no par value (the "Common Stock"), of Hot Topic, Inc. (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13G. This Amendment No. 1 amends Items 2(a), 2(c), 4 and 5 as set forth below. This Amendment No. 1 constitutes an "exit filing" with respect to the Schedule 13G for the Reporting Persons.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

(i) Double Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Double Offshore"), with respect to the Common Stock (as defined below) directly held by it;

(ii) Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Offshore" and together with Double Offshore, the "Funds"), with respect to the Common Stock directly held by it;

(iii) Carlson Capital L.P., a Delaware limited partnership ("Carlson Capital"), which serves as the investment manager to the Funds, with respect to the Common Stock directly held by the Funds;

(iv) Asgard Investment Corp. II, a Delaware corporation ("Asgard II"), which serves as the general partner of Carlson Capital, with respect to the Common Stock directly held by the Funds;

(v) Asgard Investment Corp., a Delaware corporation ("Asgard"), which is the sole stockholder of Asgard II, with respect to the Common Stock directly held by the Funds; and

(vi) Mr. Clint D. Carlson, a United States citizen ("Mr. Carlson"), who serves as president of Asgard and Carlson Capital, with respect to the Common Stock directly held by the Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

Item 2(c).	CITIZENSHIP

Each of the Funds is a Cayman Islands exempted company. Carlson Capital is a Delaware limited partnership. Each of Asgard and Asgard II is a Delaware corporation. Mr. Carlson is a United States citizen.

CUSIP No. 441339108	13G/A	Page 9 of 11 Pages

Item 4.	OWNERSHIP.

A.	Double Offshore:
	(a)	Amount beneficially owned: 1,752,605 shares of Common Stock
	(b)	Percent of class: 4.1%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 1,752,605 shares of Common Stock
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 1,752,605 shares of Common Stock

B.	Offshore:
	(a)	Amount beneficially owned: 95,395 shares of Common Stock
	(b)	Percent of class: 0.2%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 95,395 shares of Common Stock
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 95,395 shares of Common Stock

C.	Carlson Capital:
	(a)	Amount beneficially owned: 1,848,000 shares of Common Stock
	(b)	Percent of class: 4.4%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 1,848,000 shares of Common Stock
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 1,848,000 shares of Common Stock

D.	Asgard II:
	(a)	Amount beneficially owned: 1,848,000 shares of Common Stock
	(b)	Percent of class: 4.4%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 1,848,000 shares of Common Stock
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 1,848,000 shares of Common Stock

E.	Asgard:
	(a)	Amount beneficially owned: 1,848,000 shares of Common Stock
	(b)	Percent of class: 4.4%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 1,848,000 shares of Common Stock
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 1,848,000 shares of Common Stock

CUSIP No. 441339108	13G/A	Page 10 of 11 Pages

F.	Mr. Carlson:
	(a)	Amount beneficially owned: 1,848,000 shares of Common Stock
	(b)	Percent of class: 4.4%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 1,848,000 shares of Common Stock
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 1,848,000 shares of Common Stock

The Company's Quarterly Report on Form 10-Q filed on November 20, 2012, indicates that the total number of outstanding shares of Common Stock as of November 15, 2012 was 42,311,202. The percentages used herein and in the rest of the Schedule 13G are based upon such number of shares of Common Stock outstanding.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more than 5% of the class of securities, check the following [X].

CUSIP No. 441339108	13G/A	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: January 25, 2013

DOUBLE BLACK DIAMOND OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CARLSON CAPITAL, L.P.

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP. II

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP.

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

/s/ Clint D. Carlson
Name: Clint D. Carlson